Press Release



Contact Information:
Texen Oil and Gas, Inc.
Corporate Headquarters
Tel: 1-713-782-5758
      or
Wendy Prabhu
Investor Relations Contact
Mercom Capital Group, llc
Tel: 1-602-748-1458

FOR IMMEDIATE RELEASE

Mr. Michael Sims, President and CEO of Texen Oil and Gas Discusses Current Drilling Program and Corporate Strategies with PrBroadcast.com in Online Interview

Houston, Texas, August 2, 2004 – Texen Oil and Gas, Inc. (OTC BB: TXEO), a Standard and Poor's listed company, is pleased to announce that the company's newly appointed President and CEO Michael Sims, is featured in an online interview outlining the company's current drilling program and corporate strategies. To access this interview, visit www.PrBroadcast.com and click on CEO Interviews. Registration may be required.

"This is an excellent opportunity for Texen Oil and Gas to communicate its progress and strategies to a larger audience at a time when our industry is hitting all-time highs. It is a compliment to the company to have such a reputable press organization take an interest in Texen Oil and Gas and share our story with their primary target of institutional investors," stated Michael Sims, President and CEO of Texen Oil and Gas, Inc.

About Texen Oil and Gas, Inc.
Texen Oil and Gas, Inc. is a Houston based oil and gas exploration and development (E&D) company. The company leases approximately 6,000 acres of crude oil and natural gas properties in Victoria, DeWitt and Waller Counties, Texas.   Texen Oil and Gas is focused on acquiring, developing and producing proven, developed and underdeveloped reserves, which offer long-term value for the company. We trade under the stock symbol: TXEO on the OTC bulletin board. For additional information, please visit our web site at: www.texenoilandgas.com.

About PrBroadcast.com
PRBroadcast.com presents detailed interviews with CEO's; Company CFO's and Analysts, which provides publicly traded companies with production services and distribution of their corporate messages in streaming video/audio format. Your corporate message is delivered firsthand to all major newswires, institutional and private investors, venture capitalists and buy and sell analysts, all at the click of a mouse. All inquiries on PrBroadcast.com can be made to info@PrBroadcast.com or by calling 1.561.620.7444.

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